SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: March 31, 2010

List of materials

Documents attached hereto:

i) Press release entitled "Sony to Realign its LCD TV Manufacturing Operations for Europe"

1-7-1 Konan Minato-ku Tokyo 108-0075
News & Information

No. 10 – 041E
March 31, 2010

Sony to Realign its LCD TV Manufacturing Operations for Europe

- Strategic Alliance with Taiwan’s Hon Hai Precision Industry -

As part of its initiative to improve the profitability of its liquid crystal display (“LCD”) TV business, Sony Corporation (“Sony”) today announced a new strategic alliance with Taiwan’s Hon Hai Precision Industry Co. Ltd. (“Hon Hai”) for the production of LCD TVs for the European region.  Based on this agreement, the Sony Group will sell to the Hon Hai Group a portion of its shares in the Nitra factory (legal name: Sony Slovakia, spol. s r.o. in [State of Nitra, Slovak Republic]), which currently manufactures LCD TVs for the European region.  Following the sale, the Hon Hai Group will hold about 90% and the Sony Group will retain about 10% of the shares in the Nitra factory.  The employees currently working at the Nitra factory will be assumed by the Hon Hai Group upon the completion of the transaction.  The Nitra factory will continue to be a key location for the production of Sony LCD TVs for the European region.  In addition, Sony Supply Chain Solutions Europe, a wholly-owned subsidiary of Sony, will lease a portion of the Nitra factory, which will remain a logistics center of Sony Group in Europe.

The parties intend to complete the sale by the end of September 2010, subject to regulatory approvals in several countries.

No material impact from this transaction is anticipated on Sony's consolidated financial results for the fiscal years ending on March 31, 2010 and 2011.

Overview of Nitra factory (Sony Slovakia, spol. s r o.)

Location:	Nitra City, State of Nitra, Slovak Republic

Date established:	August 2007

Number of employees:	Approximately 2,500 (as of February, 2010)

Site area	54ha

Representative	Hiroaki Takagi

Key products:	LCD TVs and related components

Media Inquiries:
Corporate Communications, Sony Corporation
Tel +81-3-6748-2200 / Fax +81-3-6748-2061

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